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CATERPILLAR 2004 ANNUAL REPORT










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CAT


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You know about the big yellow machines.

You probably know about the big yellow engines.

But if that's all you know about Caterpillar, then you're only seeing part of who we really are.

We are yellow iron and so much more. We are multiple brands and product lines.

We are services and technologies. We are innovators, recyclers and respecters of the planet.

Most of all, we are people—teams of employees, dealers, distributors, suppliers, customers and community members—working every day to make our world more livable.

And never have we accomplished more together than we did in 2004.

This report is a celebration of Caterpillar people and our never-ending commitment to

DOING MORE





[on the cover] Leaders from Abigroup, one of Australia's major civil contracting firms, and Cat dealer WesTrac inspect the new undercarriage system on this D6R track-type tractor as they tour Building SS in East Peoria, Illinois. The machine's SystemOne™ undercarriage—introduced in 2004 as the latest in a century of undercarriage innovations—can double life expectancy and virtually eliminates maintenance.

2004 was a great year to be a member of the worldwide Caterpillar family! We celebrated a series of impressive milestones—100 years since the invention of the track-type tractor, 75 years on the New York Stock Exchange and 50 years of operation in Brazil, as well as the introduction of ACERT® Technology into the earthmoving machine business—and set all-time sales and revenues and profit per share records. In a year of explosive growth and largely unanticipated global demand, our sales increased by over $7 billion as we surpassed our $30 billion sales and revenues goal a full two years ahead of schedule. Through it all, we maintained product quality and grew our global leadership position. We ended the year with a record order backlog for our larger machines—indicating continuing market strength for 2005.

Caterpillar's record profits have placed us in an even stronger financial position—great news for our employees and stockholders. Our pension plans remain well-funded due to solid investment returns and more than $600 million in contributions for the second year in a row. Stockholders are benefiting from both higher dividends and share repurchases. In fact, we've increased our dividend 10 of the last 11 years and, in 2004, repurchased almost 7 million shares. Wall Street is celebrating with us. Our share price of $97.51 on December 31 was our highest year-end price ever—up 17 percent from 2003 year-end.

EXECUTIVE OFFICE

Stu Levenick
GROUP PRESIDENT



Doug Oberhelman
GROUP PRESIDENT



Jim Owens
CHAIRMAN AND CEO





Gerry Shaheen
GROUP PRESIDENT



Gérard Vittecoq
GROUP PRESIDENT



Steve Wunning
GROUP PRESIDENT

Our success in 2004 is a tribute to our people—a strong leadership team, more than 76,000 committed employees, the world's best dealer organization and many strategic suppliers who worked with us to overcome difficult sourcing challenges. I'm truly grateful for all their efforts. Only because of Team Caterpillar's tremendous creativity, passion and sweat were we able to achieve such remarkable results. Together we rallied around a common objective—helping our customers be more successful working with Caterpillar than they could be with anyone else—and positioned ourselves to take advantage of a global economy that's emerging from a long slumber in the industries Caterpillar serves.

MORE PREPARED FOR SUCCESS THAN EVER

Reflecting on Caterpillar today, I can't think of another company in any industry that's better positioned to win in the global economy. Consider the key building blocks we have in place for the future:

1. **Established strength with products and services.** Our current line up is the strongest and broadest in our history. Our major product lines are recognized leaders worldwide— #1 or #2 on every continent—and everywhere I turn, Caterpillar people are working to make them even better. On the services side of our business, Cat Financial and Cat Logistics are well-established growth subsidiaries. Cat Financial has provided diversification and earnings stability since its formation in 1981. Today it's one of the largest captive finance companies in the world with receivables of almost $20 billion. Cat Logistics has been generating growth of 25 percent annually in revenues from external customers, and massive opportunities remain for creative third-party logistics providers in this $170 billion industry. In 2004, we also identified other adjacent growth areas where we plan to make substantial investments, including Caterpillar Remanufacturing Services and our OEM Solutions Group.

2. **Technology leadership in our industry.** Caterpillar's investment in research and engineering is unequaled in our industry. With hundreds of Ph.D. scientists and researchers on our team, we've received more than 2,500 patents in the last five years, and we continue to invest more than $4 million in technology each working day. Nowhere is that investment paying off more than on the engine side of our business, where growth is being fueled in large part by the success of ACERT, our revolutionary clean diesel technology. More than 170,000 on-highway engines featuring ACERT Technology are on the road now. They're accumulating 36 million miles a day, delivering excellent performance and producing dramatically lower emissions—all with comparable fuel economy to previous models. In November, we introduced the first Cat® earthmoving machine with ACERT Technology, and we're confident this clean diesel technology will set us apart in the off-road arena as well.

On the machine side of our business, systems integration continues to differentiate Caterpillar® products from the competition. Electrohydraulic controls, integrated powertrain systems, global positioning and wireless communications systems, sound reduction technology and more are coming together to improve productivity, performance and operator comfort. These systems—and products like the SystemOne undercarriage featured on the cover of this report—are helping our customers increase overall job site efficiency and lower cost per ton.

3. **Well-established global footprint.** Our products are sold in over 200 countries, with more than half of our sales outside the U.S. We operate nearly 300 facilities in 40 countries on six continents, with a goal to be a cost-effective competitor in every major currency zone. Add our 198 Cat dealers, their 1,600-plus branch stores, around 1,400 Cat Rental Stores and more than 400 FG Wilson™, MaK™, Perkins® and Solar® distributors, and we literally blanket the four corners of the Earth. Our dealer network in particular gives us a local presence everywhere we do business. Our after-sales support capabilities and coverage are unmatched in our industry or, most likely, any industry. Ultimately, all business is local—and we are positioned to compete with "local" competitors the world over.

4. **Unique set of market strengths.** Caterpillar is exceptionally well-positioned by virtue of the markets we serve—global mining, global energy (oil/gas and coal), infrastructure development and distributed electric power, just to highlight some

of the largest. These industries were characterized by significant underinvestment in the post-Asian crisis period of 1998-2002. Global economic growth returned to more robust trend levels in late 2003, and we believe this worldwide recovery has legs. Real economic growth at longer-term trend levels will require ongoing heavy investment in these industries—a sweet spot for Caterpillar.

5. Governance and financial integrity.

Maintaining uncompromisingly high ethical standards has always been a hallmark of Caterpillar—we've been guided by a strong Code of Worldwide Business Conduct since 1974. Our board has distinguished itself as a leader in corporate governance. Its members are independent, highly qualified and diverse, with an outstanding working rapport with management. At Caterpillar, we've always been conservative in our financial accounting, and we are proud of the strength of our balance sheet, investment grade credit rating, well-funded benefit plans and cash flow. Our compensation programs and stock ownership requirements clearly align executive and stockholder interests. We continue to work diligently to provide all our stakeholders with the information to make good decisions about our operations and the potential of our business.

MORE PASSION FOR PROCESS AND PEOPLE

In addition to these five key strengths, I believe our people and world-class 6 Sigma deployment also distinguish Caterpillar from

FINANCIAL HIGHLIGHTS YEARS ENDED DECEMBER 31

[Dollars in millions except per share data]	2004	2003	2002	2001	2000
Sales and revenues	$ 30,251	$ 22,763	$ 20,152	$ 20,450	$ 20,175
Profit	$ 2,035	$ 1,099	$ 798	$ 805	$ 1,053
Profit per common share	$ 5.95	$ 3.18	$ 2.32	$ 2.35	$ 3.04
Profit per common share–diluted	$ 5.75	$ 3.13	$ 2.30	$ 2.32	$ 3.02
Dividends declared per common share	$ 1.600	$ 1.440	$ 1.400	$ 1.390	$ 1.345
Capital expenditures–excluding equipment leased to others	$ 926	$ 682	$ 728	$ 1,100	$ 928
Research and development expenses	$ 928	$ 669	$ 656	$ 696	$ 649
Year-end employment	76,920	69,169	68,990	72,004	68,440
Return on average stockholders' equity	30.0%	19.0%	14.4%	14.4%	19.0%
Closing stock price (December 31)	$ 97.51	$ 83.02	$ 45.72	$ 52.25	$ 47.31

the crowd. What an incredible success story 6 Sigma has been for Caterpillar! It is the way we do business—how we manage quality, eliminate waste, reduce costs, create new products and services, develop future leaders and help the company grow profitably. We continue to find new ways to apply the methodology to tackle business challenges. Our leadership team is committed to encoding 6 Sigma into Caterpillar's "DNA" and extending its deployment to our dealers and suppliers—more than 500 of whom have already embraced the 6 Sigma way of doing business. Together we are creating the industry's best supply chain, ready from top to bottom to meet the changing needs of those we serve.

At the heart of our business, of course, are our people. What is Caterpillar, ultimately? We are a corporation, but corporations by themselves don't do anything. The more than 76,000 people who work here do. Our goal is to capture the best ideas, energy, enthusiasm and passion of each and every one of our employees around the world—make sure they know they're an integral part of "Team Caterpillar"—and together drive both rewarding and profitable results. That's why people-related issues continue to be our number-one critical success factor, as we work to build a culture where everyone's contribution is valued, focus on diversity in our workforce, emphasize safety in all we do and maintain competitive wages and benefits.

MORE OPPORTUNITIES AND CHALLENGES AHEAD

With these building blocks for success in place, and with our $30 billion sales and revenues goal accomplished, later this year we'll roll out new vision and mission statements for the next decade, along with a set of critical success factors to drive their realization. Our focus will be on profit per share growth, which enables us to invest in research and development for leading-edge products, make capital improvements for modern and productive operations, offer competitive compensation and grow dividends for our stockholders—everything that makes Caterpillar a great employer, business partner and investment. Our goal is to realize profit per share growth that is stronger than other manufacturers'—and again, I believe we're well-positioned to realize this ambition.

Looking to the future, I'm excited about the challenges our global industries present because I know Caterpillar is ready! We're heading into 2005 with the right products and services, the right technology, the right strategy and, most important, the right people. Our talented team is working together to make Caterpillar a great company for the future. We also thank our stockholders for their investments and the vote of confidence that represents. We're committed to being good stewards of your funds.

The idea of building a great company was the theme of our annual report in 2003. It's what we aspire to be. That's why I believe this year's theme of "Doing More" is so appropriate—not just for this year in which we all did so much more, but as a blueprint for our future. To build a great company we must always do more—accept more challenges, pursue more opportunities, work for more results and deliver more value to all our stakeholders. We must build on our positives and keep driving for excellence in each area of our business. Thanks to the efforts of Caterpillar people around the world, we are working together to transform this very good company into a truly great one—a journey we realize is never-ending.

Jim Owens

Jim Owens, Chairman
January 27, 2005


CAT

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Major Russian oil and gas companies rely on Cat machines and engines to deliver results in varying climate conditions across 11 time zones. Cat engines serve as the main energy source for LUKOIL's first Russian-made drilling rig working in severe weather conditions offshore in the Baltic.



Jupiter Power Cambodia, a joint venture between Cat Power Ventures and Maxim Power Corporation, generates about 20 percent of Cambodia's commercially distributed electric power. Employees there also lend their support to Tabitha Cambodia, a nonprofit organization that funds family and community projects in one of the world's poorest countries.



MORE PROGRESS around the world >>

>> In the poorest countries of Africa, Cat machines are building roads that enable the sick to visit hospitals, children to attend schools and farmers to transport crops to market—offering new hope to a continent plagued by hunger and poverty. In the newest democracies of Europe and Asia, Caterpillar is constructing the power plants and energy infrastructure that bring stability to millions of citizens. And in the modern cities of the Middle East, we are helping to transform an oil-dependent region into one that thrives on industry and tourism as well—supporting projects such as the Burj Dubai tower, the world's tallest building, currently under construction in Dubai, United Arab Emirates. Part of massive development in the downtown area, the luxury tower features hotel, office, residential and retail space—and should bring an influx of tourists and investors to the city, already a financial and cultural hub for millions of people.

...nks to the efforts of our employees worldwide—including this team in Mossville, ...—Caterpillar built a record number of products in 2004 to meet high customer demand.



Timken™ bearings—like these made in Asheboro, North Carolina—and other steel products are found in just about every Cat product, from diesel engines to tractors, trucks, loaders and excavators.





»» Few predicted 2004—an unprecedented economic recovery across every business and industry Caterpillar serves, the resulting dramatic surge in demand and the frustrating shortage of materials needed to build our products. And no one responded to these challenges better than the employees, dealers and suppliers of Caterpillar. Those involved in producing our machines and engines deserve a special thank-you. In a remarkable team effort, they worked together to get products into the hands of the customers who needed them, putting in long hours and overcoming major hurdles along the way. Using a whole lot of manpower and the 6 Sigma methodology that engages employees at all levels, we produced about 30 percent more machines and engines in 2004 than in the year before—all while maintaining Caterpillar quality standards and our industry leadership.


TIMKEN
HARRIET DUTKA



MORE RESPONSIVE to growing demand >>

...other Cat suppliers worldwide. The Timken Company—one of our largest global sources of steel and bearings—worked hand in hand with Caterpillar to meet [illegible] explosive growth, strengthening an already solid 30-year relationship.



>> The Caterpillar customers most people think of operate big machines. They lift, tunnel, scrape, trench, load and carry. But that's not the extent of our customer base—not by a long shot. Some of our customers build motorcycles, make cellular phones and sell sports cars. One is a leading manufacturer of business, regional and amphibious aircraft—and when its parts performance didn't meet customer needs, Bombardier Aerospace turned to Cat Logistics for help in re-engineering its supply chain. Using a passion for 6 Sigma they both share, the two companies developed plans to enhance customer service, lower distribution costs and minimize assets. Part of the solution is a long-term agreement for Cat Logistics to manage Bombardier's component distribution facilities based in Chicago, Illinois, and Frankfurt, Germany—bringing to more than 50 the number of leading corporations that rely on Cat Logistics for world-class supply chain solutions.



In addition to its work with Bombardier Aerospace, Cat Logistics also signed an agreement with Cadillac Europe in 2004.

MORE CUSTOMERS you wouldn't expect >>


CATERPILLAR
CATERPILLAR



» Is Caterpillar a product maker or a product recycler? Actually, as one of the world's largest remanufacturers, we're both. Remanufacturing is recycling—using advanced salvage and cleaning techniques to turn used parts into like-new components—and the benefits are numerous. One, remanufacturing keeps hundreds of millions of pounds of material out of the world's landfills. Two, it lowers customers' repair costs without sacrificing quality. And three, it's a growing business. With the acquisition of Wealdstone Engineering and Williams Technologies Inc. in 2004, Caterpillar Remanufacturing Services is well-positioned to take advantage of the $100 billion reman industry—not only recycling parts for Cat machines and engines, but also offering our expertise to other manufacturers in the automotive, industrial products and defense industries. It's further proof that what's good for the environment can be good for business as well.



Cat Reman products support Cat dealer Component Rebuild Centers [illegible] worldwide, including Barloworld [illegible] in South Africa. Caterpillar's [illegible]facturing program, along with [illegible] investments in CRCs, provide [illegible] with a variety of repair [illegible] lower their machine and engine operating costs.



Reman employees in Nuevo Laredo recycle more than Cat parts. Used water is sent through this water purification system, then used to irrigate green areas and fill the facility's ornamental fountains.



MORE PARTS with less waste >>

Each year, employees at our Nuevo Laredo, Mexico, facility remanufacture more than 1 million fuel injectors, using 6 Sigma-managed salvage processes that allow injector bodies and cones to be rehoned, remachined and reused for multiple lives—thus reducing waste and providing customers off-the-shelf repair solutions.



MORE IDEAS
to change the industry >>

[illegible] than 170,000 [illegible] featuring [illegible] technology are [illegible] highway today, [illegible] about [illegible] million miles a day. [illegible] has [illegible] emissions in [illegible] North American [illegible] and bus engines [illegible] 90 percent [illegible] 1988 with [illegible] 90 percent [illegible] to follow [illegible] 2007.




CATERPILLAR
CAT
D8T

>> Ingenuity and innovation run in Caterpillar's yellow blood—from Benjamin Holt, who invented the first practical track-type tractor in 1904, to Jim Weber and Scott Leman, who were named National Inventors of the Year by the Intellectual Property Owners Association in 2004. How are the two related? Weber, Leman and various 6 Sigma teams created and developed the breakthrough ACERT Technology, which significantly reduces diesel engine emissions. Originally used in on-highway applications (where they are enjoying overwhelmingly positive customer response), Cat engines with ACERT Technology are now powering off-road machines as well—the first of which was appropriately a D8T track-type tractor. The machine was delivered to a customer almost 100 years to the day after Benjamin Holt conducted the first field test of his revolutionary tractor—proving that a century later, Caterpillar people are still leading the way.



>> The world's top excavator salesperson is someone you may not expect—in a part of the world you may not picture Caterpillar as a leader. But we are, and so is Madame Zhang Li Ju of Cat dealer Lei Shing Hong Machinery. Over the past seven years, she sold more than 900 excavators in a growing China economy that becomes more and more important to Caterpillar every year. "What makes me most proud is driving down new roads built by the Cat equipment I sell," Madame Zhang says. "My long-term objective is to see Cat equipment on every job site in China." She made a good start—and with equally dedicated team members throughout China and Southeast Asia, Caterpillar can't help but succeed in that goal.



More than 40 percent of India's population is expected to live in urban areas by 2020, and Cat machines are building and rebuilding infrastructure in preparation—helping make over several of India's largest cities.



Shipbuilding is a booming industry in China, and Cat engines are powering many of the vessels constructed there. This 51,000 dwt (dead weight tonnage) bulk carrier ship, one of the largest vessels in the world powered by Caterpillar main propulsion engines, was built at the Zhejiang Shipbuilding Co. Ltd. for a Greek owner and financed by Cat Financial.



Most of Madame Zhang's customers own only one or two Cat excavators—making her sale of more than 400 in one year even more remarkable.

MORE OPPORTUNITIES for billions of people >>

MORE HISTORY on which to build >>



Employees at Caterpillar Brasil stay active in the community, participating in projects such as Piracicaba 2010 to make their city a better place to live and work.

≫ 2004 was a year of milestones for the Caterpillar family—and not just the 100th anniversary of our signature product, the track-type tractor. We also celebrated 10 years of business in Xuzhou, China, 20 years in Indonesia and, most notably, 50 years in Brazil. While some companies are just discovering Brazil as a major market, we've been there for half a century, with a presence that extends far beyond our facilities. In our Brazilian headquarters city, we've helped launch "Piracicaba 2010," a collaborative effort to plan the community's future. The project focuses on 19 areas, including education, industry, tourism, environment and culture—with a vision to make the city a model of sustainable development and an excellent place to live. It's a great project for our employees, our company and our future—because good businesses need good communities, and good communities attract good businesses. We're proud to be playing a role in both.



[illegible] Chairman and CEO [illegible] Owens rang the closing bell [illegible] New York Stock Exchange [illegible] December 2, marking [illegible] 75th year on the [illegible] leading equities market.

Saying that Caterpillar "contributes in an exemplary way to the growth of our country," Brazilian President Luiz Inácio Lula de Silva joined 4,500 employees and guests celebrating Caterpillar Brasil's 50th anniversary.


CAT



>> Modern society couldn't function without the products of mining. The computers we use every day, the televisions we watch, even the eyeglasses we wear—they're all made of minerals mined on job sites where Cat equipment and services play major roles. And all of us in the industry realize we must extract these essential resources in the most sustainable way. That's why Caterpillar is proud to work with responsible miners the world over, including BHP Billiton Diamond Inc.'s Ekati Diamond Mine. Located just south of the Arctic Circle, Ekati sits in a barren land untouched by human development. Mine owners have worked closely with the Canadian government to minimize environmental impact and maximize economic benefits—offering jobs and training to local aboriginal groups and career opportunities for future generations. "It's just good business," says Ekati Diamond Mine President Wayne Isaacs. "We're in this for the long term; we're looking for good long-term relationships." So are we at Caterpillar—especially with those who share our commitment to building a sustainable world.



During MINExpo 2004, the world's leading mining exposition, Cat Global Mining hosted a sustainable development forum for over 700 participants to address environmental, health, safety and social responsibility topics.

Cat dealer P.T. Trakindo Utama has been supporting the high-altitude Freeport McMoRan mine in Indonesia for more than 30 years. When a fleet of 793B trucks needed to be replaced in 2004, Trakindo gave them a "second life"—rebuilding and upgrading the equipment on site.

MORE FOCUS on a sustainable world >>


RON DREWRY

During a brief period in winter, trucks can travel safely over a two-lane ice road to Canada's Ekati Diamond Mine. Long before this frozen highway opens each year, a logistics team at Cat dealer Finning Canada forecasts demand for parts—then trucks depart for the mine 24 hours a day, seven days a week, for approximately 10 weeks to amass a multimillion-dollar parts inventory on site.



MORE RESPECT for the environment we share >>

The goal of the Great Rivers Partnership project is to restore and preserve large river systems—such as this area of the Mississippi River north of La Crosse, Wisconsin—that are vital to the health of hundreds of millions of people and untold animal and plant species.

Mike Leavitt, U.S. Environmental Protection Agency Administrator, gave a truck powered by a 2007 prototype Cat engine with ACERT Technology the "white handkerchief" test in May, holding a piece of white fabric over the exhaust pipe to demonstrate the low emissions produced.



With the help of 6 Sigma, Solar Turbines recently launched its first ultra-low-emissions Mercury™ 50 gas turbine, which delivers unprecedented levels of efficiency and environmental performance in its size class. The first unit was delivered for use in a veterans' hospital in San Diego, California.





≫ Caterpillar has long shown respect for the planet we inhabit, both in our ongoing efforts to make our facilities and products cleaner and through our association with organizations such as the Tropical Forest Foundation, World Business Council for Sustainable Development and others. Now we've strengthened our resolve with a $12 million gift to The Nature Conservancy, which will establish "The Great Rivers Partnership" to provide funding for the transformation of large river systems on three continents—the Mississippi River in North America, the Paraguay-Parana River in South America and the Upper Yangtze River in Asia. Some have asked what this project has to do with Caterpillar. The answer is nothing—and everything. We care and want to help simply because we live on this planet, too.


$30,250,

>> Every year, we say thanks to Caterpillar people for a job well done. And every year, we mean it. But 2004 was a particularly special year. We faced big challenges, overcame giant obstacles and accomplished great things together. We proved to ourselves and the world that as one company and one team we can do anything, even achieving the $30 billion (technically, $30,250,893,381) sales and revenues goal many once thought was impossible—and we did it ahead of schedule, with every employee playing an important role in helping us reach this milestone. That's a cause for celebrations and thank-yous—and we will do both. But we're not done yet. We still see plenty of opportunities for growth and improvement, well beyond $30 billion. As always with Caterpillar people, there's much more to come. Stay tuned.


93,381
MORE DESERVING of thanks than ever >>



One National Women of Color Technology Leadership Award presented in 2004 by the Career Communications Group to Dr. Cathy Y. Choi, an engineering and project team leader and a 6 Sigma Black Belt in our Technology & Solutions Division

Two

underground mines in Australia using MINEGEM™, the first sophisticated autonomous loader navigation system that can operate at the same skill level as humans—eliminating the dangers to operators underground

3 consecutive wins

for Ton Verdam of the Netherlands in the Caterpillar Operator's Challenge, which brings together dozens of equipment operators from throughout Europe for what's dubbed "the toughest competition on Earth"

Nine

companies honored with the Enterprise Value Award from *CIO Magazine*, including Caterpillar in the "Manufacturing" category for a suite of systems developed to deploy and provide ongoing process and systems support of 6 Sigma

10 Cat Rental Power generators and air conditioning units provided by Cat dealer Empire Power Systems for use during a U.S. presidential debate in Arizona



D11R

track-type tractor operated by Australian Ambassador Michael Thawley during his visit to Caterpillar to promote the new U.S.-Australia Free Trade Agreement

Twenty-nine Perkins employees participating in the London-to-Brighton charity bike ride to raise money for the British Heart Foundation

36 venues constructed for the 2004 Olympic Games in Athens, along with a new airport, 120 miles of roads and 35 miles of light rail, most with the help of Caterpillar machines



th year in a row Caterpillar has
named to the Dow Jones Sustainability World
for a focus on social responsibility, sustaining
environment and strong financial results

$5 million gift from Caterpillar to Purdue University, which will go toward diversity programs, learning modules and other initiatives in the new Neil Armstrong Hall of Engineering



Seven organizations receiving **Malcolm Baldrige National Quality** Awards from U.S. President George W. Bush, including Caterpillar Financial Services Corporation (Solar Turbines received the award in 1998)

FIFTEEN

Cat generator sets powering the music at Switzerland's famous Fête de Genève and Lake Parade

16 laps between refueling (compared with 10 to 12 laps for gasoline-powered race cars) in the Le Mans 24-hour race for Taurus Sports—entering the first diesel-powered car in 50 years with the help of Cat Electronics and Perkins



17 Cat excavators working on a 3.3-mile (5.3-kilometer) racetrack in Shanghai, China, that hosted the Formula One Chinese Grand Prix

20 YEARS that Solar gas turbines have been packaged by Turbomach S.A., a Swiss company formally acquired by Caterpillar in 2004

MORE highlights >>



50 consecutive years Caterpillar has held a spot on the Fortune 500 list, one of only 71 companies to do so (1,877 have made an appearance at least once)

60% of generator set exports from the United Kingdom that come from FG Wilson, earning the Caterpillar company Northern Ireland's Exporter of the Year award

68TH RANKING for Caterpillar on the *BusinessWeek* list of the world's most valuable brands



72 female and minority high school students designing, manufacturing and launching a rocket as part of the Science, Technology and Engineering Preview Summer Camp (STEPS)—a program sponsored by Caterpillar that builds on Destination Technology®, a similar Caterpillar program for middle school students



Seventy-three booths on display at the 8TH Annual Central Illinois Black Expo, where Caterpillar board member Joshua Smith spoke about successfully competing in today's business environment

250 Kilowatt Direct FuelCell® power plant brought on line in Ohio by Caterpillar and FuelCell Energy, Inc.—one of the first utility-scale fuel cell power plants in North America that feeds power to consumers from a substation

600 Cat machines on 23 mine sites using the award-winning MineStar® Solutions, a production, monitoring and business system that improves efficiency and productivity

900 RUNNERS PARTICIPATING in the Leicester Marathon, hosted by Caterpillar's Building Construction Products-Europe in Desford, England

988 tons of used paper (the equivalent of 33,400 trees) collected and recycled by Cat Brasil employees

£10,000 fundraising goal for FG Wilson's new charity partnership with the Royal Institute for the Blind: Northern Ireland



45,000 students in the United Kingdom participating in the programs of the National Academy for Gifted and Talented Youth, partially funded by Caterpillar through the Cat Foundation in cities where Cat employees work and live

75 Caterpillar machines on display at Bauma '04, the world's largest construction industry trade show held in Germany every three years

"100 Best Places to Work in IT" list, compiled by *ComputerWorld* magazine, including Caterpillar

200 COMBINED PATENTS EARNED by Caterpillar engineers Denny Gibson, Ron Shinogle and Al Stockner, all of whom work at our Large Power Systems Division

MORE highlights >>

2004 Corporate University of the Year award earned by Caterpillar University at the sixth annual Corporate University Week (Cat U President Dave Vance was also honored as Corporate University Leader of the Year)

3,630 Caterpillar employees with 6 Sigma Black Belt experience—with nearly 30,000 more directly involved in 6 Sigma projects

5,000TH mining truck produced at Caterpillar's Decatur, Illinois, facility—just 20 years after we produced our first mining truck in 1984


CATERPILLAR
5000

$250,000 donation from Caterpillar to the U.S. Environmental Protection Agency's Clean School Bus USA initiative, earmarked to lower diesel emissions from more than 240 school buses in Illinois, Texas and Arizona

300,000 ton hull on the *Bonga Hull*, a gigantic seaborne vessel with enormous oil and gas capacity that features nine Solar generator sets and mechanical drives



$1,000,000 donated by Caterpillar to three international relief organizations in the wake of the tsunami that devastated south Asia (the company also matched individual gifts made by employees, retirees and dealer employees)

$11,000,000 Caterpillar pledge to the Central Illinois Regional Museum, which together with a new Caterpillar worldwide corporate visitors' center will form a "Museum Square" in Peoria, Illinois



WORLDWIDE LOCATIONS

107 Manufacturing facilities

170 Office and other facilities

198 Cat dealers

1,689 Dealer branch stores

1,437 Dealer rental outlets

400+ FG Wilson, MaK, Perkins and Solar distributors

CATERPILLAR DEALERS

Employees	Inside U.S.	36,441
	Outside U.S.	62,907
	Worldwide	99,348
Estimated Net Worth	Inside U.S.	$4.1 billion
	Outside U.S.	$4.5 billion
	Worldwide	$8.6 billion

Caterpillar and our dealers and distributors literally reach the four corners of the Earth—offering unmatched global coverage to meet unique local needs.

CATERPILLAR BRANDS

CATERPILLAR

CAT

CAT Financial

FG WILSON

TURBOMACH industrial energy systems

Perkins

CAT Logistics

MaK

BARBER-GREENE

BITELLI

THE CAT Rental STORE

OLYMPIAN

TIMBERKING

TURNER POWERTRAIN SYSTEMS

Solar Turbines



MORE about us >>

Our products, services and technologies fall into three principal lines of business:

MACHINERY: Caterpillar machines do the world's work. From earthmoving, mining and construction projects to forestry, waste, paving and any number of other applications, we have the right equipment—large and small—to help our customers get the job done right. We also lead the industry in the distribution of equipment and parts and offer that expertise to others through Caterpillar Logistics Services, Inc., one of the world's largest integrated logistics organizations with more than 50 third-party clients.

ENGINES: Caterpillar reciprocating engines and engine systems provide power to the world. Our engines power our own construction and mining machines—plus trucks, ships and boats—and much more. Electrical power systems supply both primary and standby power for a wide variety of uses. Solar industrial gas turbines power the production, processing and transporting of crude oil and natural gas and provide electrical power to many industries.

FINANCIAL PRODUCTS: We help customers around the globe purchase Cat and related equipment (new and used) through Caterpillar Financial Services Corporation and its subsidiaries. Customers can protect their Cat equipment by using various types of insurance offered by Caterpillar Insurance Holdings, Inc.

Team Caterpillar had an outstanding year in 2004—without question, one of the best in our long, proud history. Responding to an unprecedented recovery in nearly every market we serve, we enhanced our long-term strategic position by meeting record customer demand and building substantial field population.

Specifically in 2004, sales and revenues reached $30.25 billion, up $7.49 billion or 33 percent compared to 2003. This increase was driven by $6.26 billion of higher machinery and engines volume, a $515 million favorable impact of currency on sales due primarily to the strengthening euro and British pound, $512 million of increased price realization and $200 million of higher Financial Products revenues.

Profit of $2.03 billion, or $5.75 per share, was up 85 percent compared to 2003, mainly due to higher sales volume of $1.81 billion, higher price realization of $512 million and the absence of $153 million of non-conformance penalties that were recorded in 2003. Partially offsetting these favorable items were $1.11 billion of higher core operating costs (about half of which were due to sharply higher steel-related and expediting costs), a $157 million impact of currency on profit and $139 million of higher retirement benefits.

In addition to these record financial results, 2004 also delivered solid improvement in cash flow, and we ended the year in an even stronger financial position. After providing continued funding for growth opportunities and new product development, we were able to make significant contributions to pension plans, increase dividends to stockholders and repurchase Caterpillar shares. Pension plans remain well-funded due to solid investment returns and over $600 million in contributions for the second year in a row. We also have increased our dividend in 10 of the last 11 years and repurchased almost 7 million shares during 2004. This financial strength positions Caterpillar well for the future.

While we are clearly pleased with these results, particularly the achievement of our $30 billion sales and revenues milestone, we have not yet delivered bottom-line performance in line with our own expectations. We remain committed to satisfying our customers, but are disappointed with our cost structure, particularly steel-related costs and supply chain inefficiencies due to a lack of material availability. That, coupled with a record order backlog that delayed price realization, caused incremental margins to lag in 2004. We are focusing the expertise of hundreds of 6 Sigma teams to address these issues aggressively and improve our cost structure in 2005. We will continue to build on the value of 6 Sigma and the opportunities unleashed by an engaged global team to set new records in 2005, create long-term value for our customers and deliver exceptional returns to our stockholders.

MACHINERY

Sales were $18.84 billion in 2004, an increase of 38 percent over 2003. Record sales volume, up 33 percent from 2003, accounted for most of the gain. Improved price realization added about 3 percent, and the favorable impact of currency accounted for the remaining 2 percent. In North America, sales were 41 percent higher than in 2003, with volume increasing 37 percent, a record high. Low interest rates, higher commodity prices and accelerated depreciation provisions all encouraged users to replace existing machines and increase fleet sizes.

Sales in Europe, Africa and the Middle East rose 25 percent, with about 16 percent coming from more volume, about 7 percent due to the favorable impact of a stronger euro and the remainder due to improved price realization. Half the volume growth occurred in Europe, where low interest rates contributed to some recovery in construction. Sales in Latin America increased 63 percent, the fastest growth of any region. Volume surged about 55 percent, and improved price realization contributed about 7 percent, with the remainder due to currency. Dealers delivered 56 percent more machines to end users and built inventories even faster to accommodate the steep recovery in activity. The Asia/Pacific region had a 35 percent increase in sales in 2004. Volume declined in China, but this was more than offset by large gains in Australia, Indonesia and India. Dealer deliveries into coal mining, benefiting from higher prices, increased sharply in all three countries.

Operating profit of $1.83 billion was up 46 percent from 2003. The favorable impact of higher sales volume and improved price realization was partially offset by higher core operating costs, the unfavorable impact of currency and higher retirement benefits.

ENGINES

Sales were $9.49 billion, up 29 percent from 2003, with substantial increases in all regions. The North American gain of 30 percent was driven primarily by a 37 percent increase in sales of on-highway truck engines, as strong freight demand and improved industry financial health drove expansion and replacement. Sales to the electric power, industrial and marine sectors also increased, while sales of petroleum engines were flat. In Europe, Africa and the Middle East, sales were up 27 percent with strong increases in all sectors. Electric power sales increased 54 percent due to stronger demand for prime and cogeneration systems, Middle Eastern demand for large engines and power modules and favorable currency versus euro-based competition. Sales increased 29 percent to the petroleum sector, 27 percent to the marine sector and 10 percent to the industrial sector.

In Latin America, sales increased 9 percent with gains in most sectors from an improved business investment climate. Sales of petroleum engines were up 16 percent with increased demand for turbines and turbine-related services for pipeline applications, while electric power sales were down 27 percent, primarily due to the absence of a large turbine electric power project that occurred in 2003. In Asia/Pacific, widespread economic growth led to a 45 percent increase in sales. Electric power sales nearly doubled as strong growth drove increased demand for commercial standby and self-generation, as well as for generator sets to support ongoing demand from transmission shortages in China. Petroleum and marine engine sales also increased significantly.

Operating profit of $597 million was up 218 percent from 2003. The favorable impact of higher sales volume, the absence of non-conformance penalties and improved price realization were partially offset by higher core operating costs, higher retirement benefits and the unfavorable impact of currency.

FINANCIAL PRODUCTS

Revenues were $1.92 billion, an increase of 12 percent from 2003, primarily due to a $228 million favorable impact at Cat Financial from continued growth of earning assets, partially offset by a $60 million impact of lower interest rates on new and existing finance receivables. Earned premiums at Cat Insurance increased by $19 million, and electric plant revenue at Cat Power Ventures increased by $14 million. Operating profit of $437 million was up 27 percent from 2003, primarily due to a $105 million impact from the growth of earning assets and a $16 million improvement in gain/loss on the sale of used equipment at Cat Financial, as well as a $45 million increase in underwriting income at Cat Insurance. These favorable items were partially offset by a $39 million increase in operating expenses at Cat Financial primarily related to increased labor costs to support growth in earning assets and a $34 million impact of lower interest spreads.

2005 OUTLOOK

While global economic growth is expected to slow slightly compared to last year, indicators suggest our markets will continue to experience solid growth, resulting in another all-time record year. We expect 2005 sales and revenues to be up 12 to 15 percent and profit per share to be up about 25 percent from 2004. The year will benefit from improved price realization, increased volume, manufacturing efficiencies and an intensified focus on our cost structure. We expect material cost pressures to continue for the first half of 2005, with some relief in the last six months. As a result, we expect the last half of 2005 to be stronger than the first.

North America: The U.S. economy is growing at more than a 3 percent rate; employment is increasing only slightly faster than the labor force, and core inflation measures are rising at near 2 percent rates. Interest rates should continue to support growth, particularly in business investment, and the economy should grow more than 3.5 percent in 2005. The Canadian economy, benefiting from low interest rates and high commodity prices, should grow about 3 percent in 2005. We estimate a 17 percent increase in machinery and engine sales, with rapid growth in both mining and nonresidential construction sectors.

MACHINERY AND ENGINES—SALES BY GEOGRAPHIC REGION
[millions of dollars]

	2004	2003	2002
Asia/Pacific	**$ 3,938**	$ 2,843	$ 2,392
Europe, Africa & Middle East and Commonwealth of Independent States	**$ 7,505**	$ 5,952	$ 5,178
Latin America	**$ 2,372**	$ 1,721	$ 1,598
North America	**$ 14,521**	$ 10,532	$ 9,480

Europe, Africa & Middle East and Commonwealth of Independent States: The euro-zone economy appeared to improve at the end of 2004, and the European Central Bank is expected to hold interest rates steady through the middle of the year. Overall European growth is expected to exceed 2 percent in 2005, somewhat better than in 2004, and construction spending should continue to recover. We anticipate that economies in Africa and the Middle East will grow about 4.5 percent, with the Commonwealth of Independent States up more than 6 percent. Both regions will benefit from favorable commodity prices and increased production of materials and energy. We forecast that machinery and engines sales will increase about 10 percent this year.

Latin America: Economies here should grow more than 3.5 percent in 2005, the result of favorable metals and energy prices, increased capital inflows and a more favorable foreign debt profile. Both mining output and construction spending should increase again. We project sales of machinery and engines to increase about 13 percent in 2005.

Asia/Pacific: We expect regional growth to average about 6 percent this year, with most countries slowing some from last year's pace. Low interest rates should prolong recoveries in consumer spending and business investment, while competitive exchange rates likely will continue to boost exports. Coal mining should again be a major contributor to sales. Fast growth in the region, which has taxed infrastructure capacity, should prompt governments to increase infrastructure spending. Reconstruction in areas hit by the tsunami likely will require additional machines and engines. In China, government administrative measures are expected to continue, causing sales into that country to decline. Overall, we expect sales of machinery and engines to increase about 10 percent in 2005.

Financial Products: We expect continued growth in Financial Products for 2005, with revenues expected to increase approximately 16 percent versus 2004, primarily due to higher average earning assets in 2005.

FULL-TIME EMPLOYEES AT YEAR-END

	2004	2003	2002
Inside U.S.	**38,128**	35,260	36,463
Outside U.S.	**38,792**	33,909	32,527
TOTAL	**76,920**	69,169	68,990
[by region]			
North America	**38,396**	35,486	36,667
Europe, Africa & Middle East and Commonwealth of Independent States	**22,169**	20,547	21,302
Latin America	**10,733**	8,533	7,143
Asia/Pacific	**5,622**	4,603	3,878
TOTAL	**76,920**	69,169	68,990

NEW MACHINERY DISTRIBUTION TO END USERS

[2004 worldwide distribution of Caterpillar machines by major end use]

[%]	
33	HEAVY CONSTRUCTION
26	GENERAL CONSTRUCTION
16	MINING
8	QUARRY & AGGREGATES
5	INDUSTRIAL
3	FORESTRY
3	WASTE
6	PAVING / OTHER

NEW ENGINES DISTRIBUTION TO END USERS

[2004 worldwide distribution of Caterpillar engines by major end use]

[%]	
33	ON-HIGHWAY
27	ELECTRIC POWER
22	OIL & GAS
10	INDUSTRIAL / OEM
8	MARINE

SALES & REVENUES

(MILLIONS OF DOLLARS)



$11,857
$12,158
$11,975
$13,678
$18,844
00 01 02 03 04
MACHINERY
$7,056
$6,869
$6,673
$7,370
$9,492
00 01 02 03 04
ENGINES
$1,262
$1,423
$1,504
$1,715
$1,915
00 01 02 03 04
FINANCIAL PRODUCTS

OPERATING PROFIT*

(MILLIONS OF DOLLARS)



$1,001
$854
$947
$1,246
$1,825
00 01 02 03 04
MACHINERY
$667
$353
$175
$188
$597
00 01 02 03 04
ENGINES
$182
$247
$284
$345
$437
00 01 02 03 04
FINANCIAL PRODUCTS

* Eliminations of ($113), ($143), ($82), ($91) and ($126) for 2000, 2001, 2002, 2003 and 2004, respectively, are required to arrive at consolidated operating profit.

EXPORTS FROM THE U.S.

(MILLIONS OF DOLLARS)



$1,161
$1,056
$1,214
$1,315
$1,950
00 01 02 03 04
ASIA / PACIFIC
$1,003
$888
$909
$1,037
$1,232
00 01 02 03 04
CANADA
$1,961
$1,996
$1,944
$2,151
$2,557
00 01 02 03 04
EAME
$1,043
$1,229
$1,114
$1,269
$1,602
00 01 02 03 04
LATIN AMERICA

PATENTS ISSUED



561
507
510
534
425
00 01 02 03 04

CORPORATE GIVING

(MILLIONS OF DOLLARS)



$13.4
$14.1
$13.0
$13.4
$17.2
00 01 02 03 04

ADDITIONAL INFORMATION

More comprehensive financial information is provided in the appendix to the proxy statement filed with the Securities and Exchange Commission and normally mailed with the annual report. [See supplemental stockholder information on page 41.]

CLOSING STOCK PRICE

[DECEMBER 31]


$47.31
$52.25
$45.72
$83.02
$97.51
00
01
02
03
04

DIVIDENDS DECLARED

[DOLLARS]


$1.345
$1.390
$1.400
$1.440
$1.600
00
01
02
03
04

PROFIT PER SHARE

[DILUTED]


$3.02
$2.32
$2.30
$3.13
$5.75
00
01
02
03
04

COMMON STOCK [NYSE:CAT]

LISTING INFORMATION

Caterpillar common stock is listed on the New York, Pacific and Chicago stock exchanges in the United States and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

NUMBER OF STOCKHOLDERS

Stockholders of record at year-end totaled 37,639, compared with 38,440 at the end of 2003. Approximately 70 percent of our shares are held by institutions and banks, 24 percent by individuals and 7 percent by employees through company investment plans.

Caterpillar qualified investment plans held 20,387,316 shares at year-end, including 2,169,522 shares acquired during 2004. Non-U.S. employee stock purchase plans held an additional 2,395,759 shares at year-end, including 1,001,689 shares acquired during 2004.

COMPLIANCE

In compliance with New York Stock Exchange rules, Caterpillar filed an Annual CEO Certification with the exchange in May 2004. The certification will be included as an exhibit to our 2004 Form 10-K.

PRICE RANGES

Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2004		2003	
QUARTER	HIGH	LOW	HIGH	LOW
First	**$85.70**	**$72.51**	$53.30	$41.24
Second	**$84.76**	**$72.01**	$58.25	$48.98
Third	**$81.30**	**$68.50**	$73.97	$53.10
Fourth	**$98.72**	**$76.75**	$84.95	$68.90

Where applicable, financial information has been grouped as follows

CONSOLIDATED

Caterpillar Inc. and its subsidiaries

MACHINERY AND ENGINES

Primarily our design, manufacturing, marketing and parts distribution operations for our machinery and engines lines of business

FINANCIAL PRODUCTS

Our finance and insurance subsidiaries, primarily Caterpillar Financial Services Corporation (Cat Financial) and Caterpillar Insurance Holdings, Inc.

FIVE-YEAR FINANCIAL SUMMARY YEARS ENDED DECEMBER 31

[Dollars in millions except per share data]		2004	2003	2002	2001	2000
Sales and revenues	$	30,251	22,763	20,152	20,450	20,175
Sales	$	28,336	21,048	18,648	19,027	18,913
Percent inside the United States		46 %	44 %	45 %	49 %	50 %
Percent outside the United States		54 %	56 %	55 %	51 %	50 %
Revenues	$	1,915	1,715	1,504	1,423	1,262
Profit*	$	2,035	1,099	798	805	1,053
As a percent of sales and revenues		6.7 %	4.8 %	4.0 %	3.9 %	5.2 %
Profit per common share*	$	5.95	3.18	2.32	2.35	3.04
Profit per common share–diluted*	$	5.75	3.13	2.30	2.32	3.02
Dividends declared per common share	$	1.600	1.440	1.400	1.390	1.345
Return on average common stockholders' equity		30.0 %	19.0 %	14.4 %	14.4 %	19.0 %
Capital expenditures:						
Property, plant and equipment	$	926	682	728	1,100	928
Equipment leased to others	$	1,188	1,083	1,045	868	665
Depreciation and amortization	$	1,397	1,347	1,220	1,169	1,063
Research and development expenses	$	928	669	656	696	649
As a percent of sales and revenues		3.1 %	2.9 %	3.3 %	3.4 %	3.2 %
Wages, salaries and employee benefits	$	6,001	4,980	4,360	4,272	4,029
Average number of employees		73,033	67,828	70,973	70,678	67,200

* In 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and therefore no longer amortize goodwill.



Eugene V. Fife

Mr. Fife, 64, is managing principal of Vawter Capital LLC (private investment), and former president and CEO of Illuminis Inc. (medical technology). He is the non-executive chairman of Eclipsys Corporation (health information technology). He became a Caterpillar director in 2002.

David R. Goode

Mr. Goode, 64, is chairman, CEO and former president of Norfolk Southern Corporation (holding company engaged principally in surface transportation). He also serves as a director for Delta Air Lines, Inc., Georgia-Pacific Corporation, Norfolk Southern Railway Company and Texas Instruments Incorporated. He has been a Caterpillar director since 1993.

Gail D. Fosler

Ms. Fosler, 57, is executive vice president and chief economist of The Conference Board (research and business membership) and a director of Unisys Corporation, Baxter International Inc. and DBS Group Holdings Ltd. She was elected a Caterpillar director in 2003.

Dr. John R. Brazil

Dr. Brazil, 58, is president of Trinity University (San Antonio, Texas) and former president of Bradley University (Peoria, Illinois). He was elected a Caterpillar director in 1998.

W. Frank Blount

Mr. Blount, 66, is chairman and CEO of JI Ventures, Inc. (venture capital) and TTS Management Corporation (private equity management), former chairman and CEO of Cypress Communications Inc. (telecommunications) and former director and CEO of Telstra Corporation Limited (telecommunications). He is also a director of ADTRAN, Inc., Alcatel S.A., Entergy Corporation and Hanson PLC. He has been a Caterpillar director since 1995.

Edward B. Rust, Jr.

Mr. Rust, 54, is chairman and CEO of State Farm Mutual Automobile Insurance Company (insurance). He is also president and CEO of State Farm Fire and Casualty Company, State Farm Life Insurance Company and other principal State Farm affiliates, as well as trustee and president of State Farm Mutual Fund Trust and State Farm Variable Product Trust. He is a director of Helmerich & Payne, Inc. and The McGraw-Hill Companies, Inc. He became a Caterpillar director in 2003.

Charles D. Powell

Lord Powell, 63, is chairman of Sagitta Asset Management Limited and LVMH Services Limited (luxury goods), as well as former chairman of Phillips Fine Art Auctioneers and former senior director of Jardine Matheson Holdings Ltd. and associated companies. He also serves as a director for LVMH Moet-Hennessy Louis Vuitton, Mandarin Oriental International Ltd., Textron Corporation, Schindler Holding Ltd. and Yell Group plc. He has been a Caterpillar director since 2001.

Committee Membership

AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE	PUBLIC POLICY COMMITTEE
Eugene V. Fife, chair	William A. Osborn, chair	John T. Dillon, chair	John R. Brazil, chair
W. Frank Blount	John R. Brazil	W. Frank Blount	Gail D. Fosler
John T. Dillon	Gail D. Fosler	Juan Gallardo	Juan Gallardo
David R. Goode	Peter A. Magowan	David R. Goode	Gordon R. Parker
Gordon R. Parker	Charles D. Powell	Peter A. Magowan	Charles D. Powell
Edward B. Rust, Jr.	Joshua I. Smith	Edward B. Rust, Jr.	Joshua I. Smith



Peter A. Magowan

Mr. Magowan, 62, is president and managing general partner of the San Francisco Giants (major league baseball team) and a director of DaimlerChrysler AG, Safeway Inc. and Spring Group plc. He became a Caterpillar director in 1993.

John T. Dillon

Mr. Dillon, 66, is former chairman and CEO of International Paper (paper and forest products) and a director of E.I. du Pont de Nemours and Company and Kellogg Co. He became a Caterpillar director in 1997.

Gordon R. Parker

Mr. Parker, 69, is former chairman of Newmont Mining Corp. (gold properties production, exploration and acquisition). He is a director of Gold Fields Limited and Phelps Dodge Corporation. He has been a Caterpillar director since 1995.

William A. Osborn

Mr. Osborn, 57, is chairman and CEO of Northern Trust Corporation (multibank holding company) and The Northern Trust Company (bank). He also is a director of Nicor Inc. and Tribune Company. He was elected a Caterpillar director in 2000.

Joshua I. Smith

Mr. Smith, 63, is chairman and managing partner of the Coaching Group, LLC (management consulting), where he has served as vice chairman and chief development officer of iGate, Inc. (broadband networking company). He serves as a director of CardioComm Solutions Inc., Federal Express Corporation and The Allstate Corporation. In September 2004, he was elected to the Board of Directors of the U.S. Chamber of Commerce. He has been a Caterpillar director since 1993.

Juan Gallardo

Mr. Gallardo, 57, is chairman of Grupo Embotelladoras Unidas S.A. de C.V. (bottling) and Mexico Fund Inc. (mutual fund). He is former vice chairman of Home Mart de Mexico, S.A. de C.V. (retail trade) and former chairman and CEO of Grupo Azucarero Mexico, S.A. de C.V. (sugar mills). He is a director of Lafarge SA and Grupo Mexico, S.A. de C.V. He was elected a Caterpillar director in 1998.

James W. Owens

Mr. Owens, 58, is chairman and chief executive officer of Caterpillar Inc., a position he has held since February 2004. Since joining the company as a corporate economist in 1972, he has held numerous management positions worldwide—including president of Solar Turbines Incorporated and chief financial officer, group president and vice chairman of Caterpillar. Mr. Owens is a director of the Institute for International Economics, a member of the Council on Foreign Relations and a director of FM Global Insurance Company. He is also a member of The Business Roundtable and the Global Advisory Council to The Conference Board. He became a Caterpillar director in 2004.

CHAIRMAN / CEO

James W. Owens

GROUP PRESIDENTS

Stuart L. Levenick
Douglas R. Oberhelman
Gerald L. Shaheen
Gérard R. Vittecoq
Steven H. Wunning

VICE PRESIDENTS

Ali M. Bahaj, CORPORATE AUDITING & COMPLIANCE
Sidney C. Banwart, HUMAN SERVICES
Michael J. Baunton, EUROPE, AFRICA & MIDDLE EAST PRODUCT DEVELOPMENT & OPERATIONS
James S. Beard, FINANCIAL PRODUCTS
Rodney C. Beeler, ASIA-PACIFIC MARKETING
Mary H. Bell, LOGISTICS
Richard A. Benson, GLOBAL MINING*
James B. Buda, LEGAL SERVICES
David B. Burritt, CORPORATE SERVICES**
Rodney L. Bussell, MINING & CONSTRUCTION EQUIPMENT
Christopher C. Curfman, GLOBAL MINING**
Paolo Fellin, EUROPE, AFRICA & MIDDLE EAST MARKETING
Thomas A. Gales, LATIN AMERICA DIVISION
Stephen A. Gosselin, NORTH AMERICAN COMMERCIAL DIVISION
Hans A. Haefeli, COMPACT POWER SYSTEMS
John S. Heller, SYSTEMS + PROCESSES
Richard P. Lavin, ASIA-PACIFIC OPERATIONS
Robert R. Macier, SOLAR TURBINES INCORPORATED
F. Lynn McPheeters, CORPORATE SERVICES*
Daniel M. Murphy, GLOBAL PURCHASING
Gerald Palmer, WHEEL LOADERS & EXCAVATORS
James J. Parker, POWER SYSTEMS MARKETING
Mark R. Pflederer, TECHNOLOGY & SOLUTIONS
Edward J. Rapp, BUILDING CONSTRUCTION PRODUCTS
William J. Rohner, ELECTRIC POWER
Christiano V. Schena, MOTION & POWER CONTROL
William F. Springer, PRODUCT SUPPORT
Gary A. Stroup, LARGE POWER SYSTEMS
Donald G. Western, SPECIALTY INDUSTRIES
Robert T. Williams, TRACK-TYPE TRACTORS

GENERAL COUNSEL AND SECRETARY: James B. Buda
CHIEF FINANCIAL OFFICER: F. Lynn McPheeters*
David B. Burritt**
CHIEF INFORMATION OFFICER: John S. Heller
CHIEF TECHNOLOGY OFFICER: Mark R. Pflederer
CONTROLLER: Bradley M. Halverson**

TREASURER: Kevin E. Colgan
ASSISTANT TREASURER: Robin D. Beran
ASSISTANT SECRETARIES: Tinkie E. Demmin
Laurie J. Huxtable

* retiring February 1, 2005 ** effective December 1, 2004

NEW GROUP AND VICE PRESIDENTS



Stuart L. Levenick
GROUP PRESIDENT



Paolo Fellin
VICE PRESIDENT, EUROPE, AFRICA & MIDDLE EAST MARKETING



Rodney C. Beeler
VICE PRESIDENT, ASIA-PACIFIC MARKETING



John S. Heller
VICE PRESIDENT, SYSTEMS + PROCESSES



David B. Burritt
VICE PRESIDENT, CORPORATE SERVICES / CHIEF FINANCIAL OFFICER



William J. Rohner
VICE PRESIDENT, ELECTRIC POWER



Christopher C. Curfman
VICE PRESIDENT, GLOBAL MINING



Robert T. Williams
VICE PRESIDENT, TRACK-TYPE TRACTORS

STOCK PURCHASE PLAN

Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administrated by our Stock Transfer Agent. Current stockholders can get more information on the program from our Stock Transfer Agent using the contact information provided below. Non-stockholders can request program materials by calling 800.842.7629 (U.S. and Canada) or 201.329.8660 (outside U.S. and Canada). The Investor Services Program materials are available online from the Mellon Investor Services website or linked from www.cat.com/dspp.

STOCKHOLDER SERVICES

Stock Transfer Agent

Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ 07606-3315
Phone: 866.203.6622 (U.S. and Canada)
201.329.8660 (outside U.S. and Canada)

Hearing impaired: 800.231.5469 (U.S. and Canada)
201.329.8354 (outside U.S. and Canada)

www.melloninvestor.com

INTERNET WEBSITE

www.cat.com/investor

INDIVIDUAL STOCKHOLDERS SHOULD CONTACT

Laurie J. Huxtable

Assistant Secretary
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-7310
Phone: 309.675.4619
Fax: 309.675.6620
e-mail: catshareservices@cat.com

INVESTOR RELATIONS

Institutional analysts, portfolio managers and representatives of financial institutions seeking additional information about the company should contact:

Nancy L. Snowden

Director of Investor Relations
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-5310
Phone: 309.675.4549
Fax: 309.675.4457
e-mail: catir@cat.com

COMPANY INFORMATION

CURRENT INFORMATION

Phone our Information Hotline—800.228.7717 (U.S. and Canada) or 858.244.2080 (outside U.S. and Canada)—to request company publications by mail, listen to a summary of our latest financial results and current outlook or request a copy of results by fax or mail.

Request, view or download materials online or register for e-mail alerts by visiting www.cat.com/materialsrequest.

HISTORICAL INFORMATION

View or download online at www.cat.com/historical.

ANNUAL MEETING

On Wednesday, April 13, 2005, at 1:30 p.m., Central Time, the annual meeting of stockholders will be held at the Northern Trust Corporation building in Chicago, Illinois. Proxy materials are being sent to stockholders with this report on or about March 3, 2005.

INTERNET

Visit us on the Internet at www.cat.com. Information contained on our website is not incorporated by reference into this document.

REPORT PRODUCED AND WRITTEN BY:
Caterpillar Corporate Public Affairs

DESIGN
Converse Marketing, Inc.

PHOTOGRAPHY
Benjamin Bean
Mitch Colgan
S. Marc Esser
Bronson Hurt, Architectural Environments
Mike La Vallier
Doug Leunig
Victor Molina
Alexander Shevtsov
Duane Zehr, Bradley University

pg 7: Burj Dubai rendering courtesy of Skidmore, Owings & Merrill LLP

pg 17: Construction photo courtesy of *Businessworld* magazine

PRINTING
Williamson Printing Corporation

pg 8: Timken is a registered trademark of The Timken Company

pg 26: MINEGEM is a trademark of Dynamic Automation Systems

pg 28: FuelCell is a registered trademark of FuelCell Energy, Inc.

Incorporated in Delaware
An equal opportunity employer
Printed in the USA on recycled paper


D6R

CATERPILLAR®

Peoria, IL 61629 309.675.1000 www.cat.com YECX0017